SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: 5 December 2005

NATIONAL GRID plc

(Registrant's Name)

1-3 Strand
London
WC2N 5EH
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

[ X ]

Form 40-F

[   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes

[   ]

No

[ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward
Assistant Secretary

Date: 5 December 2005

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc ('NGT') 1-3 Strand, London, WC2N 5EH United Kingdom

Update- to end of November 2005

DATE	DETAILS
30.11.05	Deutsche Bank notify a 3.34% interest.
15.11.05	Quest operation.
11.11.05	Morgan Stanley notify a 4.09% interest
8.11.05	Directors Interests - Share Incentive Plan - monthly update
3.11.05	LTIS Operation (transfer of 2001 LTIS award Shares to Director, S Lucas)
1.11.05	Quest operation
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Note:	In addition, a 'same day' SEC filing on Form 6-K was made on 17 November

'Results for the six months ended 30 September 2005'

ANNEX 2 - Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc 1-3 Strand London, WC2N 5EH United Kingdom

Update- to end of November 2005

National Grid plc (NG)
1 November 2005

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
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Yesterday, each of the following NG Executive Directors: E M Astle, S J Holliday, S Lucas, N P Winser and R J Urwin, technically ceased to be interested in 45,478 NG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NG's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 004 3226).

3 November 2005

National Grid plc ('NG')
Directors' Interests
(Interests Notified by the Trustee for the
Lattice Group Long Term Incentive Scheme (the 'LTIS'))

NG yesterday received a notification from Mourant & Co. Trustees Limited, as Trustee of the Lattice Group Employees Share Trust operated in conjunction with the LTIS, in respect of awards which were rolled over on the merger of National Grid and Lattice Group in October 2002.

2001 LTIS
On the merger Steve Lucas agreed to roll over his award over 96,589 NG ordinary shares. Following subsequent dividend reinvestments by the Trustee within the final one year retention period set under the rules of the Scheme, which ended on 2 November 2005, the total holding rose to 101,057 NG shares. After the Trustee disposed of 41,517 shares in the market yesterday at 511.53p to settle tax and National Insurance requirements, a balance of 59,540 shares have been transferred directly to Steve Lucas.

Following these events, Steve Lucas is interested in a total of 576,964 NG ordinary shares and 318 B shares (unchanged).

(Note: For Companies Act purposes, Steve Lucas is deemed to have a technical interest in all the shares held by the LTIS Trustee, together with all participating employees. This interest ceases when shares are transferred to participants of the LTIS and this is the final such release under the LTIS Scheme.)

Contact: D C Forward, Assistant Secretary (020 7004 3226)

National Grid plc (NG)

8 November 2005

NG SHARE INCENTIVE PLAN (the "SIP")

(Notification of Directors' Interests, pursuant to Section 324(2)
of the Companies Act 1985)

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Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 46,558 NG ordinary shares under the scheme was confirmed by the Trustee yesterday, the shares having been purchased in the market on 7 November 2005, at a price of 526.84 pence per share, on behalf of some 2,750 participants.

The following executive Directors of NG are beneficiaries of the number of shares purchased on their behalf:

Director	Shares purchased in SIP	Resulting total interest
Steven Holliday	24 Ordinary Shares	559,380 Ordinary Shares
Roger Urwin	24 Ordinary Shares	1,501,108 Ordinary Shares 281,977 B Shares- unchanged

Contact: D C Forward, Assistant Secretary (0207 004 3226)

11th November 2005
National Grid plc (NG)

Notification of Interest in NG Ordinary Shares,
Pursuant to Section 198 of The Companies Act 1985
---------------------------------------------------------------------------------

NG yesterday received a notification from Morgan Stanley Securities Limited that its total interest was 4.09% (110,852,856 shares) at 7 November 2005. (Included in this notification are 101,883,298 shares in which the interest is pursuant to Section 208(5) of the Companies Act; in respect of the transfer to a third party on terms giving the right to require return of an equivalent number of shares.)

National Grid plc (NG)
15 November 2005

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
-----------------------------------------------------------------------------------------------

Yesterday, each of the following NG Executive Directors: E M Astle, S J Holliday, S Lucas, N P Winser and R J Urwin, technically ceased to be interested in 913,652 NG Ordinary shares, by virtue of the Quest transferring the shares to some 330 employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NG's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 004 3226).

National Grid plc ('NG')
30 November 2005

Notification of Interest in NG Ordinary Shares, Pursuant to
Sections 198 to 208 of The Companies Act 1985
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NG yesterday received a notification from Deutsche Bank AG, that it had, together with its subsidiary companies, a notifiable interest in 3.34% of NG ordinary shares (90,682,808 shares) at 29 November 2005.